Mail Stop 0306

	October 28, 2004



Via U.S. Mail and Fax

Mr. Joel D. Knudson
Vice President, Finance and Secretary
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, WI 53186

	Re:	Criticare Systems, Inc.
		Form 10-K for the year ended June 30, 2004
Filed September 28, 2004
File No. 001-31943


Dear Mr. Knudson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year ended December 31, 2002

Management Discussion and Analysis-Page 15

1. In future filings, disclose more details of the $1.752 million charges for obsolete inventory, including the amount of inventory that was still in stock at the end of fiscal 2003 and the plans for the sale or disposition of this inventory. The impact of any future sales of inventory written-down on gross margin should also be addressed in future filings.

Financial Statements

Note 1. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts - Page 25

2. We note that your allowance for doubtful accounts includes a general reserve. In future filings disclose the amount of the general reserve, how it is determined and the basis for this reserve.

Revenue Recognition - Page 27

3. We note from page 5 that you provide 24-hour customer service and training to dealers and end-users. In future filings provide details of whether your revenue arrangements have multiple deliverables and the impact of EITF 00-21. In addition, clarify whether there are any post-shipment obligations, other than installation, or rights of return and how these impact revenue recognition.

Note 8. Stockholders` Equity
Stock Warrants - Page 35

4. In future filings please disclose the amount of expense recognized upon the extension of the term of the 30,000 warrants.

5. We note that the warrants issued in December 2000 vest over four years and any unvested warrants terminate at the time the consultant ceases to provide consulting services. In future filings please disclose the amount of consulting expense that was incurred for each year that a statement of operations is presented and indicate your accounting for these warrants.


*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Brian Cascio
							Accounting Branch Chief
Mr. Joel D. Knudson
Criticare Systems, Inc.
October 27, 2004
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